PRICER

PRESS RELEASE

from Pricer AB (publ) 6 July, 2006

Pricer sells its shares in Appulse

Pricer AB has entered into an agreement for the sale of its 51% stake in Appulse Retail Software Solutions Private Limited, New Delhi, India, to the remaining owners of the company. Appulse develops software that among other applications is used in Pricer's ESL-system.

Appulse was created in 2003 jointly by Pricer and local software engineers as part of Pricer's development of its new ESL platform supporting new display devices as well as providing a cross platform distributed solution.

"Appulse now wants to seek growth opportunities and develop outside Pricer's main areas of interest and therefore the companies will separate formally, but we will continue to cooperate. Pricer has an agreement with Appulse that assures continued software development," says Jan Forssjö, CEO of Pricer.

The number of employees in Appulse at March 31, 2006 amounted to 56 out of the Pricer Group number of 124. Hence, the transaction will lead to a lower number of employees in the Pricer Group. Appulse had revenues in 2005 amounting to 8.5 MSEK with 1.2 MSEK in net result, primarily relating to services to Pricer. The shares are divested at close to book value in the Pricer Group, hence the financial effects of the transaction are limited.

For further information, please contact:
Jan Forssjö, President and CEO, Pricer AB: +46 8 505 582 00

__Pricer__, founded in 1991 in Sweden, is a leading supplier of electronic display and information systems to the retail industry. Pricer offers electronic information systems that significantly improve customer profitability and productivity.

With the widest product range on the market, Pricer's ESL systems are installed in more than 1 400 stores on three continents. Customers include the second largest retail chain in the world and some of the foremost retail chains in Europe, Japan and the USA. Pricer, in co-operation with qualified partners, offers a totally integrated solution together with supplementary products, applications and services.

Pricer AB (publ) is quoted on the O list of the Stockholm Stock Exchange. For further information, please visit Pricer's website. A subscription service for online news releases via e-mail is available on the website.

Pricer AB (publ)
Bergkällavägen 20-22
SE-192 79 Sollentuna
Sweden

Website: www.pricer.com
Telephone: +46 8 505 582 00
Corporate Identity number: 556427-7993

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